Exhibit 99.1
Canadian Solar Reports First Quarter 2011 Financial Results
Ontario, Canada, May 11, 2011 — Canadian Solar Inc. (the “Company”, “we” or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar companies, today announced financial results for the first quarter ended March 31, 2011.
First Quarter 2011 Highlights
•	Solar module shipments were 244 MW, up 31.9% from 185MW in the first quarter of 2010

•	Net revenue was $443.4 million, up 31.6% from $336.9 million in the first quarter of 2010

•	Gross profit was $65.3 million, up 55.8% from $41.9 million in the first quarter of 2010

•	Gross margin was 14.7%, compared to 12.4% in the first quarter of 2010

•	Operating profit was $34.0 million, up 60.5% from $21.2 million in the first quarter of 2010

•	Net income attributable to Canadian Solar Inc. was $5.9 million, up 292.5% from $1.5 million in the first quarter of 2010

•	Earnings per fully diluted share were $0.13, up from $0.03 in the first quarter of 2010
First Quarter 2011 Results
Net revenue for the first quarter of 2011 was $443.4 million, down 2.1% from $452.7 in the fourth quarter of 2010 and up 31.6% from $336.9 million in the first quarter of 2010. Solar module shipments for the first quarter of 2011 totaled 244 MW, compared to shipments of 185 MW for the first quarter of 2010. Sales to European markets in the first quarter of 2011 accounted for 75.7% of revenue, while sales to North America represented 12.2% and to Asia and others regions represented 12.2% of revenue, compared to 88.5%, 5.7% and 5.8%, respectively, in the first quarter of 2010.

Revenue by Geography
	Q1 2011		Q4 2010		Q1 2010
	US$M	%	US$M	%	US$M	%
Europe	335.4	75.6%	321.1	70.9%	298.2	88.5%
America	54.0	12.2%	46.8	10.3%	19.1	5.7%
Asia and others	54.0	12.2%	84.8	18.8%	19.6	5.8%
Total	443.4	100.0%	452.7	100.0%	336.9	100.0%
Gross profit for the first quarter of 2011 was $65.3 million, down 15.1% from $77.0 million in the fourth quarter of 2011 and up 55.8% from $41.9 million in the first quarter of 2010. Gross margin was 14.7% in the first quarter of 2011, compared to 17.0% in the fourth quarter of 2010 and to 12.4% in the first quarter of 2010. The sequential decline in gross margin was primarily due to lower average selling prices, relatively high raw material costs and costs associated with normal holiday-related factory shutdowns. The year-over-year increase in gross margin was primarily due to cost efficiencies from increased in-house cell production, partially offset by higher silicon costs.

Operating margin was 7.7% in the first quarter of 2011, compared to 9.3% in the fourth quarter of 2010 and 6.3% in the first quarter of 2010. The sequential decrease in operating margin was due to lower gross margin, and the year-over-year increase was due to lower non-silicon processing costs across the value chain as well as improved economies of scale.
Interest expense in the first quarter of 2011 was $9.9 million, compared to $6.5 million in the fourth quarter of 2010 and $3.9 million in the first quarter of 2010. The sequential and year-over-year increases were due to additional bank borrowings and an increase in interest rates. Interest Income was $1.5 million in the first quarter of 2011, compared to $1.4 million in the fourth quarter of 2010 and $1.4 million in the first quarter of 2010.
The Company recorded a loss from foreign exchange hedging activities of $17.2 million in the first quarter of 2011. The loss was due to actual settlements as well as mark to market of forward exchange contracts the Company entered into in the third quarter of 2010 to hedge then forecasted Euro denominated sales of fourth quarter 2010 and first quarter 2011 as well as contracts entered into at the beginning of 2011 to hedge the then forecasted Euro denominated sales of first and second quarters 2011. The range of contractual Euro/USD forward exchange rates for these contracts was $1.31 to $1.34 per Euro. Out of the $17.2 million loss, approximately $5.0 million was realized during the quarter, and $12.2 million was recognized but unrealized as a result of contracts with settlement dates in the second quarter 2011 being marked to market.
Foreign exchange loss in the first quarter of 2011 was $0.7 million compared to $1.2 million in the fourth quarter of 2010 and $16.4 million in the first quarter of 2010.
Income tax expense in the first quarter of 2011 was $1.7 million (representing a tax rate of 22.7%) compared to an expense of $10.3 million (representing a tax rate of 28.5%) in the fourth quarter of 2010 and an expense of $1.5 million (representing a tax rate of 51.3%) in the first quarter of 2010.
Net income attributable to Canadian Solar Inc. for the first quarter of 2011 was $5.9 million, or $0.13 per diluted share, compared to net income of $25.5 million, or $0.58 per diluted share, for the fourth quarter 2010, and net income of $1.5 million, or $0.03 per diluted share, for the first quarter of 2010.
As of March 31, 2011 the Company had $477.6 million in cash, cash equivalents and restricted cash, compared to $476.2 million as of December 31, 2010.
Accounts receivable balance at the end of the first quarter 2011 was $306.7 million, up from $169.7 million at the end of the fourth quarter of 2010 and $224.3 million at the end of the first quarter of 2010. The sequential increase in accounts receivable was primarily due to the fact that most shipments in the first quarter of 2011 were made in March.
Inventories at the end of the first quarter of 2011 were $305.5 million, compared to $272.1 million at the end of the fourth quarter 2010 and $173.3 million at the end of the first quarter of 2010. The sequential increase in inventory was primarily due to the increased work-in-progress for our EPC projects in Canada, which amounted to $26.0 million at the end of the quarter.
Accounts payable balance at the end of the first quarter 2011 was $143.7 million, up from $113.4 million in the fourth quarter of 2010 and $93.7 million in the first quarter of 2010. The sequential increase in accounts payable was in line with increased production.

Total bank borrowings were $827.6 million at the end of the first quarter of 2011, compared to $610.0 million at the end of the fourth quarter of 2010 and $403.1 million at the end of the first quarter of 2010. Accounts receivable turnover days increased from 34 days in the fourth quarter 2010 to 50 days in the first quarter 2011. The increase in bank borrowings during the first quarter 2011 was used to cover a temporary working capital shortage which primarily resulted from the increase in accounts receivable turnover days.
Total equity as of March 31, 2011 was $545.9 million, compared to $535.0 million at the end of the fourth quarter of 2010 and $469.2 million at the end of the first quarter of 2010.
Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “First quarter 2011 results were in line with prior guidance. Based on sales volumes and customer feedback, Canadian Solar continues to build a successful downstream brand and gain market share in key solar industry markets worldwide. Of note, the Canadian market continues to be encouraging, with sales volumes expected to nearly double in 2011 compared to 2010. Also, indications are that the demand in Japan will return to more normal levels in the third quarter of 2011, once activity levels recover from the recent natural disaster. Finally, we continue to expand our brand and business in Germany and the U.S., among other markets.”
Andrew Chen, Chief Financial Officer of Canadian Solar, commented: “First quarter gross margin of 14.7% was in line with prior guidance, with ASP declines in line with expectations and macro trends. The benefits of our ongoing cost reduction program were offset by higher than forecasted wafer prices on the spot market, higher polysilicon prices and higher non-silicon materials costs, including silver paste. We continue to pursue cost efficiencies across our operations, with a focus on reducing wafer, cell and module manufacturing costs.”
Business Outlook
The Company’s business outlook is based on management’s current views with respect to operating and market conditions, order book and customers’ forecasts. Management’s views and estimates are subject to change.
For the second quarter of 2011, shipments are expected to be in the range of approximately 245 MW to 255 MW, with gross margin expected to be between 13% and 15%. In addition, the Company expects to ship approximately 100 MW of modules under Delivery Duty Unpaid (“DDU”) or Cash on Delivery (“COD”) contract terms. Revenue recognition under DDU terms can only take place after delivery of goods to named destinations per sales contracts, resulting in increasing lead time for revenue recognition by 35 to 45 days. These shipments are currently expected to be recognized as sales in the third quarter 2011 according to the delivery schedules required by the Company’s customers.
In addition, the Company expects that its three ground-mounted EPC projects in Ontario will reach certain degree of completion during the second quarter. The Company expects therefore to be able to partially recognize revenue from these projects starting in the second quarter under the percentage-of-completion method.
The Company’s internal cell and module capacities, which are 220MW and 350MW, respectively, for the current quarter, are expected to be nearly fully utilized in the second quarter, reflecting strong endorsement of Canadian Solar products in the marketplace. The percentage of third-party cells compared to internally produced cells is expected to be higher in the second quarter than in the first quarter due to the full utilization of the Company’s module capacity. However, the Company still expects that its blended gross margin in the second quarter will be similar to the first quarter based on its forecast of third party cell and wafer prices.
The Company remains on track to expand its annualized capacity for solar cells to 1.3GW, and annualized capacity for modules to 2 GW, both by mid-2011. The new module capacity includes 200MW in Guelph, Canada, to provide Ontario-content qualified solar modules to the Company’s downstream solar projects and customers in Ontario.

For the full year 2011, the Company reiterates its previous guidance of shipments of approximately 1.2 GW to 1.3 GW.
Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “From an operations standpoint, we are moving to more substantial cell and module vertical integration. Other than the capacity expansion mentioned above, we have nearly completed the planning of the next phase of our solar cell capacity expansion, for which we expect to add another 600 MW of high-efficiency cell capacity through a proposed joint venture. The new solar cell plant is expected to adopt our proprietary Alps technology using metal-wrap-through (MWT) design. With this expansion, we expect to bring our internal cell capacity to 1.9 GW by early 2012. The joint venture is planned to allow us to achieve significant vertical integration from cell to module. We are also working on partnering with a leading wafer supplier in order to add another 600MW of wafer capacity dedicated to Canadian Solar, thereby securing up to 2 GW of high quality and low cost wafers for 2012. These planned strategic alliances are expected to enable us to expand significantly while minimizing the impact on our cash flows. We expect to complete these agreements shortly to prepare ourselves for further growth in the second half of 2011 and in 2012.”
Dr. Shawn Qu continued: “We have seen significant declines in raw materials costs so far in Q2, including lower costs for polysilicon, wafer and cells, which we expect to help lessen the impact of expected declines in module ASP. We are also pursuing further internal cost reduction measures. On the module side, we expect to benefit from price declines in glass and other materials. We expect these actions to contribute to our efforts to maintain a reasonable margin structure in 2011. We expect our strong global sales and service network, together with our leading brand name and strong net cash position, to help us navigate through policy and incentive changes. We are confident that we can expand our market share in 2011 through further cost reductions, technology innovations and new product introductions. We also expect to benefit from our early mover advantage in the total solutions EPC business.”
Recent Developments
On April 21, 2011, the Company announced a 97 MW supply agreement with GP Joule. Under the agreement, Canadian Solar will supply its high performance solar modules to GP Joule, with all deliveries to occur before December 31, 2011. GP Joule operates four offices in the North and South Germany and has joint ventures in North America and France. In the PV sector, GP Joule focuses principally on implementing ground mounted large solar power plants.
On April 20, 2011, the Company announced a 100 MW solar module supply agreement with Fire Energy Group. Under the terms of the supply agreement, module deliveries will occur throughout 2011, with prices adjusted quarterly. Fire Energy Group is a leading system integrator that provides project management and distribution services in Spain, Germany, Italy, France, the U.S., the Czech Republic, Morocco and China.
On April 19, 2011, the Company announced that it has supplied 8 MW of solar modules to a solar power plant constructed by EOSOL Energies and the Caisse des depots et consignations in Villeneuve de Marsan, Aquitaine, France. The ground-mounted solar plant at Villeneuve de Marsan has an installed capacity of more than 8 MW, representing the consumption of 2,500 households and preventing the emission of 9,180 tons of carbon dioxide (CO2) per annum.
On March 29, 2011, the Company announced it has been certified under industry standards ISO 14001 and REACH (registration, evaluation, authorization and restriction of chemicals). The basis for complying with the international ISO standard is the introduction of an environmental management system to administer and monitor the corporate environmental objectives. The Company’s CS5 and CS6 series modules meet the requirements of REACH as these modules are free from so-called “substances of very high concern” and are environmentally-friendly.

On March 16, 2011, the Company announced a third SkyPower engineering, procurement and construction (EPC) agreement to build a 10.5 MW solar park in Thunder Bay, Ontario. SkyPower is Canada’s largest owner and developer of large-scale solar projects and was recently awarded 148.3 MW through thirteen power purchase agreements by the Ontario Power Authority under the Province of Ontario, Canada’s Feed-in Tariff Program.
Conference Call Details
The Company will host a conference call on Wednesday, May 11, 2011 at 7:00 p.m. U.S. Eastern Time (7:00 a.m., May 12, 2011 in Hong Kong) to discuss its financial results and business outlook. To participate on the live conference call please dial +1-617-786-2964 or +1-800-901-5217. The passcode for the call is 14231903.
A replay of the call will be available on Wednesday, May 11, 2011 at 9:00 p.m. U.S. Eastern Time through May 18, 2011 at 10:00 p.m. U.S. Eastern Time (10:00 a.m., May 19, 2011 in Hong Kong). To access the replay please dial +1-617-801-6888 and use passcode 63469827.
A live webcast of the call can be accessed in the investor relations section of Canadian Solar’s website at www.canadiansolar.com, and will be available for replay shortly after the call.
About Canadian Solar Inc. (NASDAQ: CSIQ)
Canadian Solar Inc. is one of the world’s largest solar companies. As a leading vertically integrated provider of ingot, wafer, solar cell, solar module and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, visit www.canadiansolar.com.
Safe Harbor/Forward-Looking Statements:
Certain statements in this press release including statements regarding our expected future shipment volumes, gross and net margins, manufacturing capacities and cell conversion efficiencies, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC and internal investigations as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on August 19, 2011. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

Ed Job, CFA Director, Investor Relations Canadian Solar Inc. ir@canadiansolar.com	David Pasquale Global IR Partners Tel: +1-914-337-8801 csiq@globalirpartners.com
FINANCIAL TABLES FOLLOW

Canadian Solar Inc.
Unaudited Condensed Consolidated Statement of Operations
(In Thousands of US Dollars, except share and per share data)

	Three Months Ended
	3/31/2011	12/31/2010	3/31/2010
Net revenues	443,404	452,719	336,931
Cost of revenues	378,084	375,743	295,018

Gross profit	65,320	76,976	41,913
Selling expenses	12,608	14,161	10,698
General and administrative expenses	16,623	18,655	8,174
Research and development expenses	2,048	2,064	1,834

Total operating expenses	31,279	34,880	20,706

Income from operations	34,041	42,096	21,207
Interest expenses	(9,891)	(6,476)	(3,862)
Interest income	1,455	1,397	1,395
Investment (loss) income	2	(2,912)	—
Gain (Loss) on change in fair value of derivatives	(17,207)	3,158	536
Exchange loss	(722)	(1,192)	(16,438)

Income before taxes	7,678	36,071	2,838
Income tax expenses	1,743	10,286	1,454

Net income	5,935	25,785	1,384

Less: net income (loss) attributable to non-controlling interest	58	249	(113)

Net income attributable to Canadian Solar Inc.	5,877	25,536	1,497

Basic earnings per share	$0.14	$0.60	$0.04
Basic weighted average outstanding shares	42,907,945	42,889,124	42,755,446
Diluted earnings per share	$0.13	$0.58	$0.03
Diluted weighted average outstanding shares	43,627,487	43,714,853	43,974,827

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheet
(In Thousands of US Dollars)

	3/31/2011	12/31/2010
	Unaudited	Unaudited
Assets
Current assets
Cash and cash equivalents	245,963	288,652
Restricted cash	231,668	187,595
Accounts receivable, net of allowance for doubtful accounts	306,736	169,657
Amount due from related parties	607	1,356
Inventories	305,466	272,097
Value added tax recoverable	61,787	42,297
Advances to suppliers	47,954	27,321
Foreign currency derivative assets	1,751	2,183
Prepaid and other current assets	40,313	43,508

Current assets — subtotal	1,242,245	1,034,666
Property, plant and equipment, net	397,330	330,460
Intangible assets	3,892	2,695
Long term prepayments	14,118	13,946
Prepaid land use rights	13,442	13,378
Investments	8,737	5,671
Deferred tax assets — non current	18,590	16,725
Other non current assets	15,830	5,826

Total assets	1,714,184	1,423,367

Liabilities and equity
Current liabilities
Short term borrowings	747,513	540,520
Accounts payable	143,708	113,404
Notes payable	23,190	9,969
Other payables	55,245	47,876
Advances from customers	11,775	8,971
Amounts due to related parties	2,827	2,445
Foreign currency derivative liabilities	14,245	2,452
Provision for firm purchase commitment	22,553	15,889
Other current liabilities	18,655	33,807

Current liabilities — subtotal	1,039,711	775,333
Accrued warranty costs	35,516	31,225
Liability for uncertain tax positions	12,073	11,460
Convertible notes	917	906
Long term borrowings	80,075	69,458

Total liablities	1,168,292	888,382
Common shares	502,096	501,146
Additional paid in capital	(56,703)	(57,392)
Retained earnings	67,988	62,111
Accumulated other comprehensive income	31,785	28,462

Total CSI stockholders’ equity	545,166	534,327
Non-controlling interest	726	658
Total equity	545,892	534,985

Total liabilities and equity	1,714,184	1,423,367